Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: July 14, 2015

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 14, 2015 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	3.900% Notes due 2025
Ratings*:	A3/A/A+
Currency:	USD
Size:	$2,500,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	July 15, 2025
Coupon:	3.900%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.125% US Treasury due 05/25
Spread to Benchmark Treasury:	+155 basis points
Benchmark Treasury Yield:	2.396%
Price to Public:	99.624% of face amount
Yield to maturity:	3.946%
Proceeds (Before Expenses) to Issuer:	$2,479,350,000 (99.174%)
Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2016
Business Day:	New York and London
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after April 15, 2025 at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625H MN7/US46625HMN79
Trade Date:	July 14, 2015
Settlement Date:	July 21, 2015 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

Danske Markets Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

SG Americas Securities, LLC

Standard Chartered Bank

CastleOak Securities, L.P. CAVU Securities, LLC Lebenthal & Co., LLC Samuel A. Ramirez & Company, Inc.

Additional Optional Redemption Terms:

If we call the notes for redemption, interest will cease to accrue on the redemption date as described above. In the case of any redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 21, 2015 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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